Mail Stop 3561

December 5, 2007

James W. Wiltz
President and Chief Executive Officer
Patterson Companies, Inc.
1031 Mendota Heights Road
St. Paul, Minnesota 55120

      Re: Patterson Companies, Inc.
              Form 10-K for Fiscal Year Ended April 28, 2007
              Filed June 27, 2007
              Proxy Statement on Schedule 14 A
              Filed August 3, 2007
              File No. 000-20572

Dear Mr. Wiltz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Executive Compensation, page 16

Compensation Discussion and Analysis

1.   You have not provided quantitative disclosure of all of the terms of the necessary targets to be achieved for your named executive officers to earn their annual performance-based cash incentives, and long-term equity incentive awards. In the future please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Include the 2007 targets that were known as of the filing of the proxy statement. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

2.   We note the following disclosure on page nine of your proxy statement: "In fiscal years 2006 and 2007, the Committee used generally available market studies of compensation trends to update the Towers Perrin study as a means of benchmarking executive compensation during these years." We also note your disclosure in your Compensation Discussion and Analysis regarding benchmarking. Because you benchmark compensation, you are required to identify the companies that comprise the benchmark group. In your future filings requiring disclosure pursuant to Item 402(b) of Regulation S-K, if you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should include a discussion of where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, include an explanation of the reasons for this.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Damon Colbert at (202) 551-3581 or David Link at (202) 551-3356 with any questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Healthcare Services